

SECU █████ 05039250 █████ SION



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___4334 N.W. Expressway, Suite 222___
                (No. and Street)

___Oklahoma City___   ___OK___   ___73116-1516___
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Randall Lee Wilbanks___   ___(405) 842-0202___
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Knol & MInney, PLLC___
                (Name – if individual, state last, first, middle name)

___1900 N.W. Expressway, Suite 850___ ___Oklahoma City,___ ___OK___   ___73118___
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Randall Lee Wilbanks__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Wilbanks Securities, Inc.__ , as
of __December 31__ , 20 04 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__None__

_____

_____ _____

Signature

__Vice President/Compliance Officer__

Title

_____

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
WILBANKS SECURITIES, INC.
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of **WILBANKS SECURITIES, INC.** as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **WILBANKS SECURITIES, INC.** as of December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Knol & Minney, PLLC

February 25, 2005

50 PENN PLACE, SUITE 850 OKLAHOMA CITY, OKLAHOMA 73118-1804
TELEPHONE: 405/840-3279 FAX: 405/840-2665

WILBANKS SECURITIES, INC.
Statement of Financial Condition
As of December 31, 2004

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	286,967
Investments		8,118
Accounts Receivables		36,546
Employee Advances		42
Receivable from ADB		10,807
Total Current Assets		342,480
OTHER ASSETS		
Furniture and Fixtures		6,796
Total Assets	$	349,276

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	-
Accrued Expenses		30,692
Total Current Liabilities		30,692
EQUITY		
Common Stock		1,500
Additional Paid in Capital		82,835
Retained Earning		234,249
Total Equity		318,584
Total Liabilities and Equity	$	349,276

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2004

REVENUES

Commissions	$	2,811,897
Marketing Allowance		13,250
Interest and Dividends		391
Investment Gains (Losses)		153
Reimbursed Expenses		192,614
Rebates and Trails		16,619
Total Revenues		3,034,924

EXPENSES

Commissions	2,316,287
Transaction and Access Fees	40,507
Occupancy and Equipment Rental	13,385
Taxes	1,274
Contract Labor	40,735
Advertising and Promotion	19,527
Office Expense	14,097
Insurance	83,226
Postage and Freight	4,265
Dues and Licenses	1,725
Depreciation	1,757
Telephone	9,002
Travel and Entertainment	20,048
Professional Fees	56,069
Wages	104,000
Retirement Plans	21,000
Charitable Contributions	2,154
Other Expenses	10,992
Total Expenses	2,760,050

Net Income	$	274,874

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance as of December 31, 2003	$ 1,500	$ 82,835	$ 62,875
Issuance of Common Shares	-	-	-
Capital Distributed to Shareholders	-	-	(103,500)
Net Income	-	-	274,874
Balance as of December 31, 2004	$ 1,500	$ 82,835	$ 234,249

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:

Net Income (Loss)	$	274,874
Adjustments to reconcile net loss		
to cash provided by operations:		
Increase in Market Value		(154)
Depreciation		1,757
Increase in Accounts Receivable		(2,803)
Decrease in Receivable from ADB		9,273
Decrease in Accrued Liabilities		(3,856)
Cash Provided by Operating Activities		279,091
Cash flows from investing activities:		
Purchase of Equipment		(2,065)
Cash Used by Investing Activities		(2,065)
Cash flows from financing activities:		
Distributions		(103,500)
Cash Used by Financing Activities		(103,500)
Total Cash Provided (used)		173,526
Cash and Cash Equivalents at Beginning of Year		113,441
Cash and Cash Equivalents at End of Year	$	286,967

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Wilbanks Securities, Inc. was incorporated in the State of Oklahoma on March 1, 1996 to engage in marketing and selling investment products and services, and is a member of the National Association of Securities Dealers (NASD).

Depreciation
Depreciation is provided using the straight-line basis using estimated useful lives of five to ten years. Depreciation expense for the period was $1,757.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may vary from these estimates.

Investments
The company considers all investments held by the company in its own account to be trading securities and are therefore reported at fair value.

Income Taxes
The company has elected and been approved to be a subchapter S Corporation. Therefore, each shareholders proportionate share of income or loss is included on their personal return.

Cash Equivalents
For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than thirty days that are not held for sale or used in the ordinary course of business. Cash and cash equivalents also include cash funds held by investment clearing companies.

NOTE 2: SUBORDINATED DEBT

As of December 31, 2004, the company does not have any liabilities that are subordinated to the claims of general creditors. Also, there have been no changes in liabilities subordinated to the claims of general creditors.

NOTE 3: CAPITAL STOCK

The company has authority to issue ten thousand (10,000) shares, having a par value of five dollars ($5.00) totaling fifty thousand dollars ($50,000). Currently there are three hundred (300) shares outstanding totaling one thousand five hundred dollars ($1,500).

NOTE 4: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital shall not exceed 8 times net capital in the first year and 15 times net capital in the years thereafter. As of year-end the Company did not have any aggregate indebtedness and therefore the only capital requirement is a minimum of $25,000. The company has reserved $19,548 of equity for a possible commission to a former representative.

The company is not required to file reconciliation between the computation of net capital under rule 15c3-1 and reserve requirements under exhibit A of rule 15c3-3 pursuant to rule 17a-5 (d) (4). The company is exempt under rule 15c3-3(k)(2)(ii).

NOTE 5: RELATED PARTY TRANSACTIONS

During the year the company paid the shareholders of the corporation $13,874 in commissions. Also, the company shares common ownership with Associates Diversified Brokerage, Inc. (ADB) for the purpose of holding various insurance licenses. During the year, insurance commissions of $326,428 were collected by ADB. Of that amount, $310,700 was paid to Wilbanks Securities by ADB as reimbursements for commissions paid by Wilbanks Securities and a $25,000 clearing charge. At year-end, ADB owed Wilbanks Securities $10,808.

NOTE 6: FURNITURE, FIXTURES AND EQUIPMENT

At year end the carrying value of furniture fixtures and equipment consisted of the following.

Equipment	$ 25,674
Furniture and Fixtures	2,645
	28,319
Less accumulated depreciation	(21,523)
	$ 6,796

WILBANKS SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2004

NOTE 7: COMMITMENTS AND CONTINGENCIES

Future minimum rental payments under noncancellable operating leases as of are as follows:

Year ended	Amount
2005	12,612
	$ 12,612

The company has been named in a lawsuit by a former representative. The company's attorney has represented that the lawsuit has no merit and therefore there have been no accruals in the accompanying financial statements.

NOTE 8: INVESTMENTS

Investments at December 31, 2004 consisted of:

Equities & Options	Market Value
Netmanage, Inc.	917
California Amplifier, Inc.	894
Clarus Corporation	1,800
Earthlink Incorporated	4,032
Puma Tech, Inc/Intellisync.	204
Terayon Communications Systems	271
	$ 8,118

During the year the company did not have any realized gains. The company had an unrealized loss of $886 and an unrealized gain of $1,040 for a net unrealized gain of $154 on investments held.

Supplemental Information

Schedule I
Wilbanks Securities, Inc.
Computation of Net Capital under Rule 15c3-1
As of December 31, 2004

Net Capital:

Total Stockholders Equity	$318,584
Equity not allowable for net capital	(19,548)
Total Stockholders Equity Qualified for net capital	299,036
Subordinated loans	-
Total Available Capital	299,036

Nonallowable Assets:

Furniture and Equipment	(6,796)
Accounts receivable	-
Other receivables	(12,949)
Tentative Net Capital	279,291

Haircuts:

Other securities	(2,541)
Fidelity Bond Excess:	(20,000)
Net Capital	256,750
Current Net Capital Requirement	(25,000)
Excess Net Capital	$231,750

The accompanying notes are an integral part of this schedule.

Excess Net Capital per Audit	$231,750
Excess Net Capital per Focus	231,750
Difference	$ -

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
Wilbanks Securities, Inc.
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements of **Wilbanks Securities, Inc.** for the year ended December 31, 2004 we considered its internal control structure, including procedures for safeguarding securities in order to determine procedures for the purpose of expressing our opinion on the **Wilbanks Securities, Inc.** financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

50 PENN PLACE, SUITE 850 OKLAHOMA CITY, OKLAHOMA 73118-1804
TELEPHONE: 405/840-3279 FAX: 405/840-2665

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected.

Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the one or more of the internal control structure elements does not reduce to a relatively low level of risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Kmal & Mviney, PLLC

Oklahoma City, Oklahoma
February 25, 2005